SCHEDULE 13G





SECURITIES AND EXCHANGE COMISSION
WASHINGTON, D.C.  20549



SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No.___)

A.H. Belo Corporation
(Name of Issuer)


Series A Common Stock, par value $1.67 per share
Title of class of securities



080555105
(CUSIP number)





(A fee is not being paid with this statement)




CUSIP NO. 080555105
SCHEDULE 13G



1)	Name of Reporting Person.   Phoenix Investment Management, Company, LP -
 05-0438516.


2)	Check the Appropriate box if a Member of a Group (See Instructions)

	(a)
	(b)

3)	SEC Use Only............................................................


4)	Citizenship or Place of Organization. Rhode Island, USA


Number of	(5)	Sole Voting Power		0
Shares Bene-
ficially		(6)	Shared Voting Power		0
Owned By
Each Report-	(7)	Sole Dispositive Power	4,064,916
ing Person
With		(8)	Shared Dispositive Power	963



9)	Aggregate Amount Beneficially Owned by Each Reporting Person.  4,065,879


10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)





CUSIP NO. 080555105
SCHEDULE 13G



11)	Percent of Class Represented by Amount in Row 9.    7.7 %


12)	Type of Reporting Person (See Instructions).        IA


Item 1 (a).	Name of Issuer.

A.H. Belo Corporation.


Item 1 (b).	Address of Issuer's Principal Executive Offices.

400 South Record Street, Dallas, Texas, 75202.


Item 2 (a).	Name of Person Filing.

Phoenix Investment Management, Company, LP.


Item 2 (b).	Address of Principal Business Office.

One Citizens Plaza, Providence, Rhode Island, 02903.


Item 2 (c).	Citizenship.

Rhode Island, USA.






CUSIP NO. 080555105
SCHEDULE 13G


Item 2(d).	Title of Class of Securities.

Series A Common Stock, Par Value $1.67 per share ("Common Stock").


Item 2 (e).	CUSIP Number.

080555105.


Item 3.

Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.


Item 4.		Ownership.

(a)	Amount Beneficially Owned.	4,065,879

		(b)	Percent of Class.	7.7 %

		(c)	Number of shares of Preferred Stock as to which the company has:


(i)	sole power to vote of to direct the vote
					0

(ii)	shared power to vote or to direct the vote
					0

(iii)	sole power to dispose or to direct the disposition of 4,064,916

(iv) shared power to dispose or to direct the disposition of 963

CUSIP NO. 080555105
SCHEDULE 13G


Item 5. 	Ownership of Five Percent of Less of a Class.

	Not Applicable.


Item 6.		Ownership of More the Five Percent on Behalf of Another Person.

	Not Applicable.


Item 7.		Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

	Not Applicable.


Item 8.		Identification and Classification of Members of the Group.

	Not Applicable.


Item 9.		Notice of Dissolution of Group.

	Not Applicable.


Item 10.	Certification.

	Not Applicable







CUSIP NO. 080555105
SCHEDULE 13G



	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:		January 5, 1998		/s/ Gerald J. Fogarty, Jr.
					Gerald J. Fogarty, Jr., Partner




























CUSIP NO. 080555105